Setting the Record Straight February 25, 2013 Exhibit 1

Setting the Record Straight
• Agrium has prepared the following materials because JANA is mischaracterizing its settlement discussions with Agrium
• On February 11, 2013, Barry Rosenstein reneged on an agreement he made with Michael Wilson the morning before. That agreement was based on three principles:
1. JANA would get one board seat
2. JANA would agree to a standstill until the close of the 2014 Annual
General Meeting
3. JANA and Agrium would issue a joint press release

February 7 Meeting with JANA
• On February 7, Agrium executives led by Michael Wilson, President and CEO, met with
Barry Rosenstein, Managing Partner of JANA, and several of Mr. Rosenstein’s colleagues
• The meeting was part of an extensive investor roadshow following Agrium’s January 28,
2013 Analyst Day
• Though the meeting had been requested by Agrium and agreed to by JANA 7 days in advance, JANA did not involve any of its director nominees at the meeting (nor had JANA ever called Agrium to propose a meeting with any of its nominees)
• Moments before the meeting, JANA issued a press release and new slide presentation reaffirming its commitment to pursue a break up of Agrium and reiterated several of its other flawed ideas about Agrium
• JANA elected to not review or provide a copy of any of the just filed materials with Agrium during the meeting, and was generally disinterested to hear Agrium’s perspectives
• The purpose of the meeting was to review Agrium’s business.  Agrium also explained to
JANA why a break up would destroy shareholder value and why Agrium continues to disagree with JANA’s other ideas about Agrium
• During the meeting, Mr. Wilson advised Mr. Rosenstein that Agrium intended to add new independent directors with retail experience to its Board

JANA Agrees to Settlement Discussions
• On February 8, Agrium advised JANA that it would be appointing 2 strong, uniquely qualified, independent directors with extensive agricultural, retail, and distribution experience to its Board
• In order to determine whether there was a basis for resolution of the proxy battle,
Agrium proposed to appoint an additional, mutually and separately identified candidate in exchange for a standstill
• Agrium and JANA both agreed that the mutually identified candidate was highly qualified
• The candidate was previously approached by JANA but declined to serve as a dissident nominee
• The candidate agreed to accept the new appointment but only if the proxy contest was terminated and if JANA agreed to withdraw its activist campaign
• On February 9, JANA advised Agrium that it would demand that the Company revisit the issues that had been the subject of its activist campaign
• During the morning of February 10, Michael Wilson explained to Barry Rosenstein again that the independent directors of the Agrium Board, with the assistance of independent financial and legal advisors, had already thoroughly evaluated a break up of Agrium, along with all of JANA's other ideas and the independent directors had unanimously rejected these ideas

JANA Agrees to 1 Director
• In addition during the morning of February 10, Mr. Rosenstein agreed to pursue a settlement agreement based on the following principles:
1. JANA to appoint either the mutually identified candidate OR one of its nominees, along with the appointment of the two new independent directors by Agrium
2. JANA agrees to a standstill, whereby it would cease pursuit of a break up of Agrium, along with all of its other activist initiatives, until the close of Agrium's 2014 annual general meeting of shareholders
3. JANA and Agrium would prepare and issue a joint press release before markets opened on February
12
– These principles also were provided to JANA in writing where Agrium indicated agreement by JANA was a prerequisite for further discussions
• During the afternoon of February 10, JANA accepted these principles and agreed to pursue negotiation of a settlement agreement and joint press release, subject to the identification of the Agrium appointees and agreeing to the language in the joint press release.  Immediately following JANA’s agreement, Agrium provided the names of its 2 directors
• JANA did not require further review of a break up of Agrium or any of its other activist initiatives in order to agree to a settlement
• During the evening of February 10 through the afternoon of February 11, counsel representing JANA and
Agrium worked together to finalize the settlement agreement and joint press release (attached in the pages that follow). A list was prepared of informational matters
(1)(2)
to be confirmed during a telephone
conversation with Michael Wilson and Barry Rosenstein scheduled for 3:00pm EDT on February 11
Treatment of compensation arrangement for JANA's nominee, confirmation of the number of directors retiring from the Agrium Board, JANA understands that it would not be in the agreement but would like an understanding of what committees the new directors would join, negotiation of a non-disparagement carve out for JANA, name of the director that JANA wished to nominate
Agreement on final language for press release, which is observable in the draft press release on the pages that follow
1.
2.
Notes

JANA Reneges
• During the scheduled call with Michael Wilson, Barry Rosenstein changed the deal by demanding 2 seats on the Agrium Board
• Michael Wilson advised Barry Rosenstein that the offer of 1 director was solely made to put an end to this distraction for shareholders
• Agrium said it would proceed with the appointment of its 2 new, independent directors and terminated discussions
• In order for shareholders to have full clarity on the talks, Agrium is making the following documents available to shareholders on the pages that follow:
1) The settlement agreement (as of 3:00pm on February 11)
2) The joint press release (as of 3:00pm on February 11)

AGREEMENT

THIS AGREEMENT (“Agreement”), dated as of February [    ], 2013 is entered into between Agrium Inc., a corporation governed by the laws of Canada (the “Company”) and JANA Partners LLC (together with its controlled affiliates, including funds it manages, “JANA”).

1.1	Appointment of Nominees

By no later than 11:00pm on February 11, 2013, the board of directors of the Company (the “Board”) shall have appointed Messrs. Mayo Schmidt, David Everitt and [    ] (each, a “Nominee”) to serve on the Board from and after the date hereof, and each Nominee shall be nominated by the Company as a director at the annual meeting of shareholders of the Company to be held in 2013 (the “2013 Annual Meeting”).

[JANA represents and warrants that the Nominee Agreement (as defined in the Schedule 13D (the “13D”) filed November 19, 2012 by JANA Partners in respect of its ownership of Common Shares) has been terminated as of the date hereof without any further force or effect, and that neither any First Profit Participation Amount, Second Profit Participation Amount (each as defined in the 13D) nor any other compensation, incentive or otherwise, shall be payable to [    ] by JANA.]

1.2	Covenants

(a)	JANA agrees to immediately cease all solicitation activities relating to the 2013 Annual Meeting, including removing its website relating to the campaign against Agrium and all related activities.

(b)	JANA agrees with the Company that during the Restricted Period (as defined below), at the 2013 Annual Meeting, it shall, and shall cause each of the directors, officers, partners, members, employees and agents (acting in such capacity) of JANA (collectively, “Representatives”), to vote, or provide its consent with respect to, all of the Common Shares beneficially owned or over which control or direction is exercised by it for each of the Company’s nominees for election to the Board, provided that such nominees are either Nominees or current members of the Board as of the date hereof.

(c)	JANA agrees with the Company that during the Restricted Period it shall not, and shall cause each of its Representatives not to, in any manner, directly or indirectly, alone or by participating in a “group” (within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or by acting jointly or in concert (within the meaning of applicable Canadian securities laws) with one or more individuals, corporations, partnerships, limited liability companies, joint ventures, estates, trusts, associations, organizations or any other entity of any kind or nature (each a “Person”):

(i)	make, or in any way “solicit”, or participate in, any “solicitation” (as such terms are defined in the CBCA and applicable Canadian securities laws, excluding the exceptions provided in Section 147(1)(b) of the CBCA, Section 67 of the Regulations under the CBCA, paragraphs (a), (b) and (c) of subsection 68(1) of the Regulations under the CBCA and paragraphs (a), (i), (j) and (k) of the definition of “solicit” in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) of proxies or consents with respect to the voting of any Common Shares; provided, however, that nothing in this Section 2.1(b)(i) shall prohibit a Nominee from soliciting proxies or consents on behalf of management of the Company in his capacity as a director of the Company for proposals or actions made at the direction of the Board;

(ii)	make or be the proponent of any shareholder proposal, whether pursuant to Section 137 of the CBCA or otherwise (provided that nothing herein shall be deemed to prohibit or otherwise prevent the Nominees from making any proposal within the context of private meetings or discussions of members of the Board);

(iii)	(1) requisition, call or seek to call a meeting of shareholders of the Company including by way of application to any court, (2) seek representation on the Board, except as set forth herein, or (3) seek the removal of any member of the Board;

(iv)	request the Company or any of its directors or officers, directly or indirectly, to release JANA from, amend or waive, or otherwise take any action that is inconsistent with any provision of this Agreement, including without limitation any action which would reasonably be expected to require the Company to make a public announcement regarding any such actions.

(d)	Nothing in this Section 1.2 shall limit any action that may be taken by a Nominee acting as a director of the Company that is required in order for such Nominee to fulfill his fiduciary duties to the Company.

(e)	No Nominee shall be removed during the Restricted Period. No other directors will be appointed during the Restricted Period other than to fill vacancies (unless by doing so the size of the Board would be larger than 13, other than in connection with a business combination or similar transaction) and the Board will not increase in size, other than in connection with a business combination or similar transaction. The Nominees will be recommended for election by the Board at the 2013 and 2014 annual meetings and the Company will use reasonable best efforts to support their election at each such meeting. [If at any time during the Restricted Period [the third nominee’s name] is or becomes unable to serve as a nominee or, following such person’s appointment or election, as a director of the Company, due to death, physical or mental incapacity, JANA shall be entitled to appoint a replacement nominee or director, as the case may be; provided, that such replacement nominee or director, as the case may be, shall be subject to the approval of the Governance and Nominating Committee of the Company’s Board (such approval not to be unreasonably withheld), it being agreed and understood that any such replacement nominee or director, as the case may be, shall be deemed to be a Nominee for the purposes of this Agreement.]

1.3	Termination

The provisions of this Agreement shall remain in full force and effect through the Restricted Period. For purposes of this Agreement, “Restricted Period” means the period commencing on the date hereof through the earlier of (i) the close of the annual meeting of shareholders of the Company in 2014 and (ii) June 30, 2014.

1.4	Effect of Termination

Notwithstanding Section 1.3, the provisions of this Section 1.4 shall survive the termination of any of the provisions this Agreement. No termination pursuant to Section 1.3 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

1.5	Press Release and Other Public Disclosures

(a)	Immediately following the execution and delivery of this Agreement, the Company shall issue the press release attached hereto as Schedule A (the “Press Release”). None of the parties hereto shall (a) make any public statements (including in any filing with the Canadian securities regulators, the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory or governmental agency, including any stock exchange) covering the subject matter of the Press Release that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 1.5 or (b) except as required by law, issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this Agreement, without the prior written consent of the parties hereto. The parties acknowledge that the Company will file a copy of this Agreement on SEDAR and with the SEC on EDGAR, and that JANA will file a copy of this Agreement with the SEC on EDGAR together with an amendment to the 13D.

(b)

During the Restricted Period, neither JANA nor the Company shall, with respect to one another, say, publish, or communicate (including, without limitation, any “not-for-attribution” statement made or caused to be made, directly or indirectly, to any member of the media, press, analysts or proxy advisory firm), in any media, filing with any governmental agency or other forum, any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct, performance or behaviour of such other party or its subsidiaries or any of their respective directors, officers, employees, agents or representatives in connection with any matter arising out of or relating to such other party or its subsidiaries or any of their respective directors, officers, employees, agents or representatives[, provided that, for the avoidance of doubt, objective statements reflecting the Company’s or JANA’s views, as a business matter, with respect to factual matters concerning the Company or JANA arising after the date of this Agreement and outside of the subject matter of the Press Release in response to unsolicited requests from members of the press or analysts shall not be prohibited (it being understood that this proviso does not permit the request or receipt of a form of written proxy or written consent).]

1.6	Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. Each party hereto agrees, on behalf of itself and its affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in New York County in the State of New York (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to a party’s business address will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in New York County in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum. Each party irrevocably waives any right to trial by jury.

Each of the parties hereby agrees (and JANA shall cause its Representatives to accept) that service of all writs, process and summonses in any Suit may be made upon such party or Representative by mail to the address as provided in this Agreement. Nothing herein shall in anyway limit the ability of any party to serve any such writs, process or summonses in any other matter permitted by applicable law.

1.7	Entire Agreement

This Agreement constitutes the entire agreement of all the parties and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

1.8	Counterparts

To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

1.9	Specific Performance

The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties are entitled to an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

AGRIUM INC.

By:
Name:
Title:

JANA PARTNERS LLC

By:
Name:
Title:

Schedule A

Form of Press Release

Agrium Appoints Three New Independent Directors; Reaches Accord with JANA Partners

DRAFT – PRIVILEGED AND CONFIDENTIAL; PRELIMINARY – SUBJECT TO SUBSTANTIAL REVISION

February [DATE], 2013

CALGARY, Alberta – Agrium Inc. is pleased to announce that it has reached an agreement with JANA Partners on the appointment of three new highly qualified independent directors, Mayo Schmidt, David Everitt and [—] to the Agrium Board.

“We are pleased to have reached an accord with JANA Partners and to welcome three strong, uniquely qualified and independent directors to Agrium’s Board,” said Victor Zaleschuk, Board Chair. “[—] brings extensive experience in industrial distribution. Mayo Schmidt and David Everitt bring extensive agricultural, retail and distribution experience. The addition of these directors will enhance our Board’s long standing commitment to continuous improvement in all aspects of Agrium’s business, including the achievement of its performance goals.”

“We welcome the new members to our Board and look forward to the continuation of our highly successful [integrated] strategy,” said Mike Wilson, President and CEO of Agrium.

As part of the agreement, JANA Partners has agreed to withdraw its proposed slate of director nominees and has entered into a standstill agreement with respect to Agrium until following the company’s 2014 Annual General Meeting. The full text of the agreement will be available at www.sedar.com and http://www.sec.gov/edgar.shtml.

“We are pleased with this result [and believe the Agrium Board will continue to create value for shareholders] or [and have confidence in the Agrium Board],” said Barry Rosenstein, Managing Partner of JANA.

•

Mayo Schmidt was President and Chief Executive Officer, and a Director of Viterra Inc., a global agri-business with a network of 263 agricultural retail locations. Prior to its acquisition by Glencore International plc on December 18, 2012, Viterra was the only publicly-traded agricultural retailer of fertilizer, crop chemicals and seed in North America, other than Agrium. During his tenure, Mr. Schmidt developed the vision and strategy to transform the Saskatchewan Wheat Pool from a regional co-operative to Viterra, a $6.1b global business corporation. Canadian Business Magazine recognized his efforts when it named him Chief Executive of the Year in 2009. The hallmarks of Mr. Schmidt’s leadership at Viterra were strong shareholder value creation and growth into new markets, supported by a global intelligence network, a strong financial foundation and a steady focus on operational excellence. Prior to joining Viterra, he was Executive Vice President, Domestic and International Operations, Conagra Foods Inc. Mr. Schmidt is a member of the Canadian Council of Chief Executive Officers (open to the top 150 Canadian corporations), a member of Washburn University’s Board of Trustees and the Lincoln Society, and a contributor to Harvard University’s Private and Public, Scientific, Academic and Consumer Food Policy Group. He also serves on the Board of Directors of the Global Transportation Hub Authority.

•

David Everitt recently retired as President, Agricultural Division for North America, Australia, Asian and Global Tractor Sourcing, Turf Products and Technology for Deere & Company of Moline, Illinois. He is intimately familiar with procurement, marketing and distribution in the global agricultural market space. In this role, Mr. Everitt had responsibility for global tractor and crop care products. With Deere & Company since 1975, Mr. Everitt was previously President, Agricultural Division, Europe, Africa, South America and Global Harvesting Equipment Sourcing, Senior Vice President and Managing Director, Region II, Europe, Africa and CIS and Vice President, Region I, Worldwide Agricultural Equipment Division. He is a director of Brunswick Corporation and Harsco Corporation, both of which trade on the New York Stock Exchange, and is also a board member of the National Business Aviation Association, a Washington DC based non-profit industry group.

•	[—]

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor/Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com